Clarence J. Wendt P. Geo.

Consulting Geologist

5004 E. Albuquerque Rd.

Reno, Nevada 89511

(775) 852-2513

(775) 852-5916 FAX

Email: Clancyw@Clancywendt.com

To: British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission, Nova Scotia Securities Commission, and the Toronto Stock Exchange.

AND TO: Mag Silver Corp and its affiliates.

I, Clarence J. Wendt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “The Geology and Exploration Potential of the Don Fippi Project, Chihuahua State, Mexico” and dated November 6, 2006. (the “Technical Report”) with the securities regulatory authorities referred to above. I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by the for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Mag Silver Corp on its company website or otherwise, and (c) to all other uses by Mag Silver Corp of the Technical Report of excerpts thereof in connection with its business.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report of that the written disclosure in the Annual Information Form, Annual Report and/or other required regulatory agency disclosures of Mag Silver Corp Contains any misrepresentation of the information contained in the Technical Report.

Dated this 7th day of November, 2006

_”signed”______________________

Signature of Qualified Person

Clarence J. Wendt_______________

Printed name of Qualified Person